May 12, 2010

VIA EDGAR

Ms. Michelle Roberts, Senior Attorney

Office of Insurance Products

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	State Farm Variable Product Trust

Dear Ms. Roberts:

On February 24, 2010, State Farm Variable Product Trust (the “Trust”) made a filing with the U.S. Securities and Exchange Commission (the “Commission”) amending its registration statement pursuant to Rule 485(a) under the Securities Act of 1933 (17 C.F.R. Sec. 230.485(a)). I will refer to that filing as the “Amendment.” The primary purpose of the Amendment was for the Trust to implement the summary prospectus changes to Form N-1A. On behalf of the Commission, you provided comments to that filing in a phone call to me on April 5, 2010. This letter is the Trust’s response to comments received from the Commission Staff on April 5, 2010.

The Trust hereby acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filings of its registration statement, that comments from the Commission Staff or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings, and that the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Below I describe the Commission Staff’s comments to the Amendment and indicate how the Trust responded to those comments. Any generic comment made by the Commission’s Staff that applies to a particular Trust series (each a “Fund” and the nine series together the “Funds”) also is understood by the Trust to apply to the other Funds.

Comment #1 – The risk disclosures for each Fund must be related to the style of investing for each Fund, respectively.

Response #1 – Confirmed. We have examined the risk disclosures for each Fund and confirmed to you our belief that they are related to the style of investing for each respective Fund in accordance with Form N-1A.

Comment #2 – The Trust did not provide financial intermediary information (Item 8 on Form N-1A) in its Amendment. Please confirm that Item 8 information is not applicable to the Trust.

Response #2 – The Trust confirms that neither the Trust nor any of its related companies pay financial intermediaries for the sale of Fund shares or related services.

Comment #3 – On the back cover, consider removing language referencing that URL sites are inactive.

Response #3 – Agreed. The Trust removed from its final prospectus references to inactive URL sites.

Comment #4 – Each Fund of the Trust must provide performance information in the format prescribed by Form N-1A.

Response #4 – The Trust confirms that performance information for all Funds conform to the format prescribed by Form N-1A.

Comment #5 – Page 5 of the prospectus does not provide broad-based index returns for comparison with the Money Market Fund.

Response #5 – Pursuant to Item 4(b)(2)(iii), with reference to Item 27(b)(7), of Form N-1A, money market funds are not required to compare performance with a broad-based index.

Comment #6 – Additional information regarding taxes is available in the contract prospectuses for the variable products associated with the Trust. A reference that this information is available in the variable contract prospectuses should be included in the Trust prospectus.

Response #6 – Agreed. A reference that additional tax information is available in the variable contract prospectuses has been included for each Fund.

Comment #7 – The reference to taxable accounts in the portfolio turnover section for each Fund in the prospectus is not applicable and should be removed.

Response #7 – Agreed. The reference to taxable accounts in the portfolio turnover section for each Fund in the final prospectus has been removed.

Comment #8 – On page 7 of the prospectus, securities index descriptions should not be included as a footnote to performance information that is required pursuant to Item 4 of Form N-1A. Also if more than one broad-based securities index is included to compare performance information for a Fund only the secondary index should be described.

Response #8 – Agreed. All footnotes describing securities indices in connection with performance information have been removed and located in the narrative discussion immediately preceding the performance information. Also, descriptions of the primary broad-based securities indices have been removed when a secondary securities index is also included to compare Fund performance.

Comment #9 – Investment objectives discussed in the prospectus should be limited to those objectives approved by the Board of Trustees for the Trust.

Response #9 – We confirm that the investment objectives described in the prospectus have been approved by the Board of Trustees for the Trust.

Comment #10 – Confirm that all indices used to compare performance for the Trust’s international funds are “growth” indices and do not reflect a deduction for premium taxes.

Response #10 – Yes, the indices used to compare performance of the Trust’s international funds are “growth” indices and do not reflect a deduction for premium taxes.

Comment #11 – The performance tables should indicate that the index performance reflects no deduction for fees, expenses or taxes. This language should be included in a parenthetical adjacent to the relevant index.

Response #11 – Confirmed. The performance tables in the prospectus reference, in parenthesis, that index performance reflects no deduction for fees, expenses or taxes.

Comment #12 – The principle strategies and risk disclosures included as part of Item 4 of Form N-1A must reflect the principle strategies and risk information included pursuant to Item 9 of Form N-1A.

Response #12 – Confirmed. The principle strategies and risk disclosures for each Fund included as part of Item 4 of Form N-1A is reflective of the information included in the prospectus pursuant to Item 9 of Form N-1A.

Comment #13 – Confirm that updated performance information in accordance with Item 4(b)(2)(ii) will be included in the final prospectus.

Response #13 – Confirmed. The final post-effective amendment includes updated performance information in accordance with Item 4(b)(2)(ii).

Comment #14 – The statement of additional information (SAI) must include updated director/trustee disclosures in accordance with SEC Release No. 33-9089.

Response #14 – Confirmed. Trustee information in accordance with SEC Release No. 33-9089 is included in the final post-effective amendment.

Should you have any questions or need additional information, please contact me at (309) 766-0923.

Sincerely,

/s/ David M. Dimitri
David M. Dimitri
Counsel